Exhibit 99.3

Independent Auditor’s Review Report on the Quarterly Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and its joint ventures for the quarter ended June 30, 2020 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

SL. No	Name of the Company
Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Farmaceutica Do Brasil Ltda.

5	Dr. Reddy's Laboratories SA
6	Idea2Enterprises (India) Private Limited
7	Imperial Credit Private Limited
8	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
9	Reddy Antilles N.V. (till 02 November, 2019)
10	Regkinetics Services Limited (formerly Dr. Reddy’s Pharma SEZ Limited)
11	Aurigene Discovery Technologies (Malaysia) SDN BHD
12	Aurigene Discovery Technologies Inc.
13	Aurigene Pharmaceutical Services Limited (from 16 September 2019)
14	beta Institut gemeinnützige GmbH
15	betapharm Arzneimittel GmbH
16	Chirotech Technology Limited
17	DRL Impex Limited
18	Dr. Reddy’s Laboratories (Australia) Pty. Limited
19	Dr. Reddy’s Laboratories Canada, Inc.
20	Dr. Reddy's Laboratories Chile SPA.
21	Dr. Reddy’s Laboratories (EU) Limited
22	Dr. Reddy’s Laboratories Inc.
23	Dr. Reddy's Laboratories Japan KK
24	Dr. Reddy’s Laboratories Kazakhstan LLP
25	Dr. Reddy’s Laboratories LLC
26	Dr. Reddy's Laboratories Louisiana LLC
27	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28	Dr. Reddy’s Laboratories New York, Inc.
29	Dr. Reddy's Laboratories Philippines Inc.
30	Dr. Reddy’s Laboratories (Proprietary) Limited
31	Dr. Reddy's Laboratories Romania S.R.L.
32	Dr. Reddy's Laboratories SAS
33	Dr. Reddy's Laboratories Taiwan Limited
34	Dr. Reddy's Laboratories (Thailand) Limited
35	Dr. Reddy’s Laboratories (UK) Limited
36	Dr. Reddy's Research and Development B.V.
37	Dr. Reddy’s Singapore PTE Limited (till 04 June, 2019)
38	Dr. Reddy’s Srl
39	Dr. Reddy’s New Zealand Limited
40	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
41	Dr. Reddy's Venezuela, C.A.
42	Dr. Reddy's Laboratories B.V. (Formerly Eurobridge Consulting B.V.
43	Lacock Holdings Limited
44	OOO Dr. Reddy’s Laboratories Limited
45	OOO DRS LLC
46	Promius Pharma LLC
47	Reddy Holding GmbH
48	Reddy Netherlands B.V.
49	Reddy Pharma Iberia SA
50	Reddy Pharma Italia S.R.L
51	Reddy Pharma SAS

Joint ventures
1	DRANU LLC
2	DRES Energy Private Limited
3	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Employees ESOS Trust
3	Dr. Reddy's Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam

Partner

Membership No.: 053315

UDIN: 20053315AAAACC1821

Chennai

July 29, 2020

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2020

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2020	31.03.2020	30.06.2019	31.03.2020
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	43,244	43,361	37,624	163,574
	b) License fees and service income	931	957	812	11,026
	c) Other operating income	90	171	146	570

	Total revenue from operations	44,265	44,489	38,582	175,170

2	Other income	871	736	4,301	6,206

3	Total income (1 + 2)	45,136	45,225	42,883	181,376

4	Expenses
	a) Cost of materials consumed	11,439	7,453	7,364	29,848
	b) Purchase of stock-in-trade	5,276	5,875	5,216	25,459
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(3,519)	1,983	(511)	237
	d) Employee benefits expense	8,724	8,555	8,615	33,802
	e) Depreciation and amortisation expense	2,923	2,741	2,890	11,631
	f) Impairment of non-current assets	-	7	-	16,767
	g) Finance costs	233	230	298	983
	h) Selling and other expenses	11,132	11,124	10,481	44,353

	Total expenses	36,208	37,968	34,353	163,080

5	Profit / (loss) before tax and before share of equity accounted investees(3 - 4)	8,928	7,257	8,530	18,296

6	Share of profit of equity accounted investees, net of tax	77	105	163	561

7	Profit before tax (5+6)	9,005	7,362	8,693	18,857

8	Tax expense / (benefit):
	a) Current tax	3,166	417	2,355	6,616
	b) Deferred tax	(107)	(866)	(427)	(8,019)

9	Net profit after taxes and share of profit of associates (7 - 8)	5,946	7,811	6,765	20,260

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	207	(326)	(47)	(412)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	(22)	-	(22)
		-	-
	b) (i) Items that will be reclassified subsequently to profit or loss	731	(1,011)	(269)	(448)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(156)	96	23	232
	Total other comprehensive income	782	(1,263)	(293)	(650)

11	Total comprehensive income (9 + 10)	6,728	6,548	6,472	19,610

12	Paid-up equity share capital (face value Rs. 5/- each)	831	831	831	831

13	Other equity				155,157

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	35.87	47.12	40.81	122.22
	Diluted	35.78	47.03	40.74	121.99
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment Information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2020	31.03.2020	30.06.2019	31.03.2020
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,165	8,782	6,052	32,086
	b) Global Generics	35,092	36,460	33,010	138,264
	c) Proprietary Products	56	2	281	7,949
	d) Others	489	723	633	2,781
	Total	45,802	45,967	39,976	181,080

	Less: Inter-segment revenue	1,537	1,478	1,394	5,910
	Total revenue from operations	44,265	44,489	38,582	175,170

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,859	2,050	332	6,219
	b) Global Generics	21,526	20,332	19,007	78,449
	c) Proprietary Products	56	(7)	207	7,744
	d) Others	317	442	320	1,626
	Total	24,758	22,817	19,866	94,038

	Less: Selling and other un-allocable expenditure / (income), net	15,753	15,455	11,173	75,181
	Total profit before tax	9,005	7,362	8,693	18,857

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited’s branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. The Company is in the process of determination of the fair value of consideration transferred, assets acquired and liabilities assumed. As at 30 June 2020, the Company, on a provisional basis, recognised Rs. 373 million and Rs. 14,141 million towards property, plant and equipment and intangible assets, respectively. The acquisition pertains to the Company's Global Generics segment.

3	"Other income" for the quarter ended 30 June 2019 and year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

4	Total impairment charge for the year ended 31 March 2020 is Rs. 16,767 million, of which Rs. 11,137 million was towards impairment of gNuvaring, Rs. 4,385 million was towards ramelteon, tobramycin and imiquimod, and the balance is towards other product related intangibles forming part of Company’s Global generics and Proprietary Products segments.

5	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:

- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;

- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies.

6	"Revenue from operations" for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

7	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

8	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 29 July 2020.

9	The figures of the quarter ended 31 March 2020 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

10	The results for the quarter ended 30 June 2020 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 July 2020	Co-Chairman & Managing Director